Exhibit 1.01

CONFLICT MINERALS REPORT

FOR CALENDAR YEAR 2025

Part I: Introduction

This document constitutes Merck & Co., Inc.’s Conflict Minerals Report (the “Report” or “CMR”) for the year ended December 31, 2025. We have prepared this Report and are issuing it in accordance with the requirements of Rule 13p-1 under the Securities Exchange Act of 1934, as amended (the “SEC Conflict Minerals Reporting Rule” or the “Rule”), and in connection with Merck & Co., Inc.’s disclosure filed on the specialized disclosure form (“Form SD”). Any references to “Merck,” the “Company,” “we,” “us,” and “our” refer to Merck & Co., Inc. and its consolidated subsidiaries.

The U.S. Securities and Exchange Commission (“SEC”) issued the Rule to implement the “Conflict Minerals” disclosure requirements of the Dodd-Frank Wall Street Reform and Consumer Protection Act. If an SEC registrant manufactures (or contracts to have manufactured) products containing columbite-tantalite (coltan), cassiterite, gold, wolframite or their derivatives, which are limited to tantalum, tin and tungsten (collectively, “3TG” or “Conflict Minerals”), and the 3TG is necessary to such products’ functionality or production, the Rule requires that registrant to undertake a Reasonable Country of Origin Inquiry (“RCOI”).

If, as a result of the RCOI, the Company knows or has reason to believe that any 3TG contained in such products originated in the Democratic Republic of Congo or an adjoining country as defined in the Rule (the “Covered Countries”), and is not from recycled or scrap sources, the registrant must exercise due diligence on the source and chain of custody of such minerals. Specifically, registrants must determine whether: (a) any 3TG that is necessary to the functionality or production of a product manufactured or contracted to be manufactured by the registrant originated in the Covered Countries; and (b) any such 3TG directly or indirectly financed or benefitted armed groups in the Covered Countries.

Overview

Merck is a global health care company that delivers innovative health solutions through its prescription medicines, including biologic therapies, vaccines and animal health products. The Company’s operations are principally managed on a product basis and include two operating segments, Pharmaceutical and Animal Health segments, both of which are reportable segments.

The Pharmaceutical segment includes human health pharmaceutical and vaccine products. Human health pharmaceutical products consist of therapeutic and preventive agents, generally sold by prescription, for the treatment of human disorders. The Company sells these human health pharmaceutical products primarily to drug wholesalers and retailers, hospitals, government agencies and managed health care providers such as health maintenance organizations, pharmacy benefit managers and other institutions. Human health vaccine products consist of preventive pediatric, adolescent and adult vaccines. The Company sells these human health vaccines primarily to physicians, wholesalers, physician distributors and government entities.

The Animal Health segment discovers, develops, manufactures, and markets a wide range of veterinary pharmaceutical and vaccine products, as well as health management solutions and services, for the prevention, treatment and control of disease in all major livestock and companion animal species. The Animal Health segment also offers an extensive suite of digitally connected identification, traceability, and monitoring products. These technology products (collectively referred to as Technology Solutions (“TS”) products) are designed to improve the quality of life of animals, protect the human food chain, and assist in aquaculture conservation efforts. The Company sells TS products to veterinarians, distributors, farmers and pet owners. TS’s suite of products is largely digital, meaning that such products involve a greater potential use of 3TG.

Merck has thousands of direct material suppliers and an extensive internal and external network of manufacturing sites around the world. Given the size and complexity of Merck’s supply chain, Merck is several tiers removed from smelters/refiners and has no direct business relationship with them. As a result, Merck must rely on its direct material suppliers to provide information on their upstream supplier sourcing; this includes country of origin determinations for Conflict Minerals that may go into the materials or products provided by those direct material suppliers to Merck. In addition, the amount of reliable information available globally on the traceability and sourcing of Conflict Minerals is limited, which further constraints our ability to precisely track any Conflict Minerals back to their source and origin, thereby making us more reliant on the information provided by our direct material suppliers and voluntary industrial initiatives such as the Responsible Materials Initiative (“RMI”).

Our Conflict Minerals Policy

Merck’s Conflict Minerals Policy sets forth its position on, and commitment to managing the use of Conflict Minerals in its supply chain. Our Conflict Minerals Public Policy Statement can be found on our website:

https://www.merck.com/wp-content/uploads/sites/124/2020/04/Conflict-Minerals_MRK_DEC23.pdf

Our Scoping Assessment

Merck continuously engages in scoping assessment activities to determine which materials and products in our supply chain may contain any Conflict Minerals that may be necessary to the functionality or production of our products, including those made by contract manufacturers or that Merck manufactures along with its joint ventures. Merck has determined that none of our Pharmaceutical or Animal Health medicines, vaccines or biologic products contains 3TG.

Merck does, however, have reason to believe that 3TG may be necessary to the functionality or production of certain TS products, including electronic identification and monitoring tags and collars for livestock, companion animals, and aquaculture. Merck also believes that 3TG may be necessary to the functionality or production of a small number of its product delivery systems and ancillary devices to support the use of certain of our prescription medicines, vaccines and biological products. The products for which Merck believes 3TG may be necessary to the functionality or production are referred to herein as our “in-scope products.” Merck has taken the actions described in Part II and conducted a RCOI with respect to these in-scope products.

Part II. Reasonable Country of Origin Inquiry

For the 2025 reporting period, Merck retained Assent Compliance Inc. (“Assent”), an experienced third-party vendor, to assist with the RCOI and related due diligence effort. Assent used the Conflict Minerals Reporting Template (“CMRT”) published by the RMI for the RCOI survey to obtain countries of origin information for Conflict Mineral smelters/refiners that may exist upstream in our supply chain, with details of the smelters/ refiners identified by our suppliers sent to us by Assent in a monthly report. Merck, with the assistance of Assent, performed a Conflict Minerals applicability scoping assessment to determine which of Merck’s suppliers sell us products or materials that may contain 3TG, or for which 3TG is necessary to the functionality or production of such products or materials.

Our scoping assessment confirmed that approximately 154 direct material suppliers (including contract manufacturers) were in scope for the 2025 RCOI survey. Accordingly, via Assent, we sent the RCOI survey to these suppliers and requested that they identify the smelters/refiners and countries of origin of the Conflict Minerals in products or materials they supply to us.

Each direct material supplier received an introductory email that provided the supplier with information on the SEC Conflict Minerals Reporting Rule and the reasons for contacting them. The suppliers were also provided with information on how to complete the CMRT. Following the initial survey request, reminder emails were sent asking suppliers to complete the RCOI survey.

We received responses from 63 direct material suppliers that were in the RCOI survey. Of these, 37 stated that some 3TG is used in their materials or products or is necessary to the functionality or production of the materials or products purchased by Merck. 33 of the direct material suppliers who responded to our survey identified specific smelters or refiners. Suppliers often provide company-level CMRTs that list upstream smelters and refiners even when they cannot confirm that 3TG is necessary for the materials or products supplied to Merck. As a result, more suppliers may identify smelters or refiners than explicitly state that 3TG is used.  Based on the RCOI survey responses received and subsequent smelter/refiner information verification, we have reason to believe that some smelters/refiners identified by our direct material suppliers may be sourcing 3TG from the Covered Countries and that the 3TG does not completely come from recycled or scrap sources; however, we cannot be certain that the identified smelters and refiners supplied 3TG for parts and components supplied to Merck rather than to other customers, and we are continuing to conduct due diligence activities, as described further in Part VI below.

Part III. Design of Conflict Minerals Program

We have designed our due diligence process to conform, in all material respects, with the Organization for Economic Co-Operation and Development’s Due Diligence Guidance for Responsible Supply Chains of Minerals from Conflict-Affected and High-Risk Areas (“OECD Guidance”), and related supplements for tin, tantalum, tungsten and gold. Summarized below are the design components of our Conflict Minerals program as they relate to the five-step framework from the OECD Guidance.

OECD Step 1: Establish strong company management systems

Conflict Minerals Policy: We have an established Conflict Minerals Public Policy Statement. It is posted on our Company website.

Conflict Minerals Expectations: We define and communicate our expectations for the responsible sourcing of minerals in our Company’s Business Partner Code of Conduct. All business partners that engage in the manufacture of our products or that supply direct materials are expected to maintain procedures to ensure the responsible sourcing of minerals.

Conflict Minerals Team: We maintain a cross-functional team consisting of Compliance, Legal, and Global Supplier Management that supervises and manages our Conflict Minerals program. We also engage the services of Assent to support the implementation of our program. This team provides program updates to senior management of Global Supplier Management and the Animal Health Division.

Conflict Minerals Training: We train internal staff that have responsibility for sourcing direct materials on the processes and procedures that must be followed when sourcing materials, including those that may potentially contain Conflict Minerals.

Conflict Minerals Information: Through Assent, we provide information and training materials on Conflict Minerals to direct materials suppliers identified as in-scope to help inform and educate them.

Conflict Minerals Control System: We maintain a Conflict Minerals program that is linked to our supplier sourcing decision-making process. We apply a conflict minerals supply chain system of controls and transparency through the use of the CMRT, to identify the smelters/refiners that process the necessary Conflict Minerals potentially contained in our products.

Conflict Minerals Recordkeeping: We keep business records that relate to our Conflict Minerals program, including the results of RCOI surveys and smelter/refiner due diligence activities, and retain them for at least five years.

Conflict Minerals Contract Clause: There is a Conflict Minerals compliance clause in our contract templates used with direct material suppliers whose materials or products are known to contain Conflict Minerals and for which Conflict Minerals are necessary to the functionality or production of the products. This clause obligates direct material suppliers to use reasonable endeavors to avoid the use or inclusion of Conflict Minerals in products they supply to us.

Grievance Mechanism: We maintain a mechanism to allow employees, suppliers, business partners and other stakeholders to report concerns, including those that relate to our Conflict Minerals program. Concerns may be reported confidentially and anonymously at msdethics.com.

OECD Step 2: Identify and assess risks in our supply chain

Identify: We identify all direct material suppliers, including contract manufacturers and joint venture partners that supply materials and products to our Company which may potentially contain Conflict Minerals and that are considered in-scope.

Survey: For all direct material suppliers whose materials or products are considered likely to contain Conflict Minerals and for which Conflict Minerals are necessary to the production or functionality of the materials or products, we survey (via Assent) these suppliers using the CMRT developed by RMI, requesting them to identify smelters/refiners and countries of origin of the Conflict Minerals in the materials and products they provide to us.

Follow-Up: When direct material suppliers fail to provide complete and consistent responses to our RCOI survey request in a timely manner, we (via Assent) follow up to obtain the requested information. We (via Assent) sent as many as seven follow-up communications over a period of five months to each supplier that had not responded throughout the duration of the campaign, and our standard TS supplier template agreement requires responses from suppliers with whom we engage.

Compare and Research: Upon receipt of the RCOI survey response, we (via Assent) compare each supplier’s reported list of smelters/refiners against the list of facilities that have received “conformant” or “confirmed” designation from the Responsible Minerals Assurance Process (“RMAP”) or other independent third-party audit programs to identify their “conflict-free” status. We rely on RMI data to ascertain the countries of origin of the Conflict Minerals processed by these facilities and, additionally, we leverage the research capabilities of a third-party service provider to attempt to identify the countries of origin for supplier identified smelters/refiners that are not disclosed by the RMI.

Document: At the conclusion of the process, we document the smelters/refiners and related countries of origin information for supplier identified smelters/refiners.

OECD Step 3: Execute a strategy to respond to identified risks

Our Conflict Minerals Team meets with relevant business sourcing managers to discuss and agree upon the actions Merck will take to maintain supplier compliance with our Conflict Minerals Policy. Our risk mitigation efforts are specifically related to our Conflict Minerals Policy, with the goal of bringing each surveyed supplier into compliance with our requirements.

OECD Step 4: Carry out independent third-party audits

Merck relies on the independent third-party audits of smelters/refiners that are conducted as part of the RMAP, which evaluates the procurement practices of smelters and refiners that process and provide Conflict Minerals to our supply chain.

OECD Step 5: Report annually on Supply Chain Due Diligence

Merck discloses its annual Conflict Minerals due diligence results in its CMR filed with the SEC and makes the CMR available on the Company website at https://www.merck.com/company-overview/responsibility/transparency-disclosures/.

The information on this website is not incorporated by reference into this CMR and does not constitute a part of this CMR.

Part IV: Due Diligence Performed

Below is a summary of the due diligence activities Merck performed for this reporting period, including activities performed by Assent:

•	Issued requests to all in-scope suppliers to complete/return a CMRT to obtain smelter/refiner and countries of origin information for the materials/products they provided to Merck in 2025.

•	Performed verification activities to determine if any of the smelters/refiners disclosed by suppliers are Conflict Minerals processing facilities, using the Standard Smelter List published by RMI.

◦	Where a supplier-identified smelter/refiner was confirmed as a Conflict Minerals processing facility, we evaluated whether that smelter/refiner was certified as “conformant” or “active” using the RMAP, or other equivalent validation program.

•	Contacted surveyed suppliers on responses to supply chain surveys that we identified as having incomplete or potentially inaccurate information to seek additional clarifying information.

•	Monitored and tracked surveyed suppliers to determine their progress in meeting our Company’s Conflict Minerals reporting requirements.

•	Contacted suppliers that did not respond to our supply chain survey request and asked them to provide an updated CMRT.

•	Participated in an outreach program to smelters and refiner facilities not currently enrolled in the RMAP to encourage their participation.

•	Reported on the status of our Conflict Minerals program to senior management in our Global Supplier Management Group and Animal Health Division.

•	Provided Conflict Minerals training to new internal sourcing professionals involved in direct material sourcing activities.

Part V: Results of Due Diligence

During this reporting period, we confirmed that none of our Pharmaceutical or Animal Health medicines, vaccines or biologic products contains any 3TG; however, Merck does have reason to believe 3TG may be necessary to the functionality or production of certain TS products as well as a small number of its product delivery systems and ancillary devices to support the use of certain of our pharmaceutical and animal medicines, vaccines and biological products.

Merck cannot at this time draw any definitive conclusions about the countries of origin for, or the conformant status of, any identified smelters/refiners that may be necessary to its in-scope products’ functionality or production. The majority of the smelters/refiners identified by our suppliers were at company- level of their upstream suppliers and, therefore, potentially not relevant to the materials or products they supply to us. Because of the over-reporting nature of the industry CMRT information collection process, and the nature of the supply chains and goods, we are unable to confirm if any smelter or refiner is or was active in our supply chain. Merck is in communication with suppliers to confirm that they make efforts to improve due diligence and transparency in their supply chain.

Although some or all of the information in Appendix I below may not be relevant to any Merck product, Merck has chosen to aggregate the smelter/refiner data for all responding in-scope suppliers that identified smelters/refiners for the reasons noted above.

Our efforts to determine the countries of origin for supplier identified smelters/refiners is/are, as described in this report, reliant on the “conformant” smelter/refiner information provided by RMI.

Total Number of Smelters/ Refiners Identified By our Direct Material Suppliers	Number of Confirmed Smelters/ Refiners	Number of “Conformant” Smelters/Refiners
332	332	207

Notes:

“Confirmed” means smelters/refiners appear on the Standard Smelter List of the RMI’s CMRT.

“Conformant” means smelters/refiners are conformant with the RMAP assessment protocols. The compliance status reflected in the table is based solely on information published by RMI.

Part VI: Future Due Diligence Measures

Merck is continuing to execute the activities described in Part III “Design of Conflict Minerals Program” and Part IV “Due Diligence Performed” for the next reporting period.

Appendix I: Country of Origin Information

The countries of origin of the Conflict Minerals processed by the smelters/refiners referred to above may have included the countries listed below, based on information provided by the RMI to its members for the “conformant” smelters/refiners and our independent research of all other smelters/refiners disclosed. Because the RMI generally does not indicate individual country of origin of the Conflict Minerals processed by “conformant” smelters/refiners, we were not able to determine the countries of origin of the Conflict Minerals processed by the “conformant” smelters/ refiners referred to above with greater specificity. In addition, for some of the “conformant” smelters/refiners referred to above, the country-of-origin information is not disclosed by RMI.

L1 - Level 1 countries that are not identified as conflict regions or plausible areas of smuggling or export from the DRC and its nine adjoining countries.

Albania, Andora, Argentina, Armenia, Australia, Austria, Azerbaijan, Belarus, Belgium, Benin, Bolivia, Botswana, Brazil, Bulgaria, Burkina Faso, Cambodia, Canada, Chile, China, Colombia, Cyprus Djibouti, Dominica, Dominican Republic, Ecuador, Egypt, El Salvador, Eritrea, Estonia, Ethiopia, Fiji, Finland, France, Georgia, Germany, Ghana, Guatemala, Guinea, Guyana, Honduras, Hong Kong, Hungary, India, Indonesia, Ireland, Israel, Italy, Japan, Jersey, Kazakhstan, Kenya, Korea, Kyrgyzstan, Liberia, Liechtenstein, Lithuania, Luxembourg, Madagascar, Mali, Mauritania, Mexico, Mongolia, Morocco, Myanmar, Namibia, Netherlands, New Zealand, Nicaragua, Niger, Nigeria, Norway, Oman, Panama, Papua New Guinea, Peru, Philippines, Poland, Portugal, Rwanda, Russian Federation, Saudi Arabia, Senegal, Serbia, Sierra Leone, Singapore, Slovakia, Solomon Islands , Spain, Suriname, Sweden, Switzerland, Taiwan, Tajikistan, Thailand, Turkey, United Arab Emirates, United Kingdom of Great Britain and Northern Ireland, United States of America, Uruguay, Uzbekistan, Vietnam, Zambia and Zimbabwe.

L2 - Level 2 countries that are known or plausible countries for smuggling, exporting out of region or transit of materials containing tantalum, tin, tungsten or gold: Mozambique and South Africa.
CC – Covered Countries are the countries adjoining the Democratic Republic of Congo: Angola, Central African Republic, Republic of the Congo, Burundi, Rwanda, South Sudan, Tanzania, Uganda, and Zambia.
DRC - The Democratic Republic of the Congo.